Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 21, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

ISS and Glass Lewis Recommend Timmins Gold Shareholders
Vote FOR the Proposed Business Combination with Newstrike Capital Inc.

Vancouver, BC – Timmins Gold Corp. (“Timmins Gold” or the “Company”) is pleased to announce that Institutional Shareholder Services (“ISS”), and Glass Lewis & Co (“Glass Lewis”), two leading independent proxy advisory firms, have both recommended that shareholders vote FOR the special resolution to approve the plan of arrangement (the “Arrangement”) regarding Timmins Gold’s business combination with Newstrike Capital Inc.

“We are very pleased to have the support of two independent proxy advisory firms for the combination of Timmins Gold and Newstrike. The merger will create an emerging intermediate, Mexican focused gold producer with a portfolio of high quality production and development assets all based in Mexico” commented Bruce Bragagnolo, CEO of Timmins Gold.

These are important endorsements from independent third parties whose recommendations are intended to assist shareholders in making proxy voting decisions. Both ISS and Glass Lewis have conducted a careful review of Timmins Gold’s disclosure materials before making their recommendations.

Both ISS and Glass Lewis are independent proxy advisory firms who, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

We remind shareholders that the cutoff for voting is 10:00 AM (Vancouver time) on April 27, 2015.

HOW TO VOTE
Due to the essence of time, shareholders are encouraged to vote using the internet or telephone.

Registered Shareholders may vote:

Internet: www.investorvote.com
Telephone: 1-877-452-7184 (toll free in Canada and US) or +1-416-304-0211
By mail
In person at the meeting

SPECIAL MEETING
Shareholders are encouraged to review the management information circular of Timmins Gold dated March 23, 2015 (the “Circular”) which provide details of the Meeting to be held in the University Room at the Vancouver Club at 915 West Hastings Street, Vancouver, British Columbia V6C 1C6 at 10:00 am (Vancouver time) on Wednesday April 29, 2015.

A copy of the Circular and related documents have been mailed to Timmins Gold’s shareholders. Copies of the Circular and related documents can be obtained via SEDAR (www.sedar.com) or by contacting Laurel Hill Advisory Group toll-free at 1-877-452-7184 or at 416-304-0211 or by email at assistance@laurelhill.com.

Shareholder participation at this Meeting is very important and the Board encourages all shareholders to vote their proxy form by following the instructions enclosed in the Supplement.

If you have any questions about the information contained in the Circular or require assistance with voting your shares, please contact the Company’s Proxy Solicitor, Laurel Hill Advisory Group, at the contact information set forth below.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and development assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust development projects with manageable capital requirements, the recently acquired Caballo Blanco gold project as well as the Ana Paula gold project which the Company is in the process of acquiring by way of Plan of Arrangement with the shareholders of Newstrike Capital.

Contacts:

For voting inquiries please contact Timmins Gold’s Proxy Solicitor:
Laurel Hill Advisory Group
by phone at 1-877-452-7184 (Toll-Free in North America)
or 1-416-304-0211 (Collect)
or by email at assistance@laurelhill.com

Timmins Gold Corp.:
Alex Tsakumis
Vice President, Corporate Development
604-682-4002
alex@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events, future operations, organic growth, mergers and acquisitions and the appointment of new directors.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.